                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935

            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
   Sony Corporation
   (Last)  (First)  (Middle)
   6-7-35 Kitashinagawa, Shinagawa-ku
   (Street)
   Tokyo        141-0001 Japan
   (City)   (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
   July 26, 2000

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol
   Panavision Inc. (PVI)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   / / Form filed by One Reporting Person
   /X/ Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------

Common Stock                       714,300            I              *


         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------

Warrant for the Purchase of Shares              July 26,     July 25,    Common Stock                                     714,300
of Common Stock                                  2000          2010

                                                                    5. Ownership
                                                                         Form of
                                                                      Derivative

                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------

Warrant for the Purchase of Shares               $17.50++            I             ***
of Common Stock

Explanation of Responses:

+    Such shares are owned by Sony Electronics Inc., a corporation indirectly wholly-owned by the reporting person.

++   Provided, however, that, in the event that Panavision Inc.'s EBITDA for the twelve months ended December 31, 2000 is less than sixty-nine million dollars ($69,000,000), then the Exercise Price as of the time of the filing of Panavision Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 with the Securities and Exchange Commission shall equal the Exercise Price that would have been in effect at such time of filing had the Exercise Price as of the date of the issuance of the warrant been $15.50.

+++ Such warrant is owned by Sony Electronics Inc., a corporation indirectly wholly-owned by the reporting person.

Note: See attached Schedule I - Joint Filer Information

Name and Address of Reporting Person:

     Sony Corporation
     6-7-35 Kitashingawa
     Shinagawa-ku, Tokyo 141-0001 Japan


                                Page 2 of 4 pages

Additional Reporting Person:

      Sony Electronics Inc.
      1 Sony Drive
      Park Ridge, New Jersey 07656
      Relationship to Issuer: 10% Owner


                   Sony Corporation
                   Name: Tamotsu Iba
                   Title: Vice Chairman


                   By:  /s/ Tamotsu Iba                                                        8/4/2000
                   ------------------------------------------------                     ----------------------
                   **Signature of Reporting Person                                               Date

                   Sony Electronics Inc.
                   Name: Frank M. Lesher
                   Title: Executive Vice President, General Counsel and Secretary

                   By: /s/ Frank M. Lesher                                                     8/4/2000
                   ------------------------------------------------                     ----------------------
                   **Signature of Reporting Person                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                Page 3 of 4 pages

                                                                      Schedule I

                             Joint Filer Information

                  Name:             Sony Electronics Inc.

                  Address:          1 Sony Drive
                                    Park Ridge, New Jersey 07656


                  Designated Filer:   Sony Corporation

                  Issuer & Ticker Symbol:  Panavision Inc. (PVI)

                  Date of Event Requiring Statement:   July 26, 2000



                  Signature:        Sony Electronics Inc.


                                    /s/ Frank M. Lesher
                                    -----------------------------------
                                    Name: Frank M. Lesher
                                    Title: Executive Vice President,
                                           General Counsel and Secretary







                                Page 4 of 4 pages